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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Company Contact:

Investor Relations Contact

Hilel Kremer, CFO

Ehud Helft/Kenny Green

Magic Software Enterprises Ltd

Gelbert Kahana International

+972-3-538-9224

1-866-704-6710

hilelk@magicsoftware.com

Ehud@gk-biz.com,

Kenny@gk-biz.com

Magic Software Reports Fourth Quarter

and Full Year 2004 Financial Results

Net income grows 129% and revenue 13% from 3rd quarter of 2004.

Annual net income grows 33% and revenue 3% over fiscal 2003.

OR YEHUDA, ISRAEL (February 16, 2005) - Magic Software Enterprises Ltd. (Nasdaq NMS: MGIC), a leading provider of state-of-the-art business integration and development technology, reported today its results for the quarter and fiscal year ended December 31, 2004. The company reported net income growth of 129% and revenue growth of 13% over the third quarter of 2004, and net income growth of 33% and revenue growth of 3% as compared with the fiscal year ended December 31, 2003.

Fourth Quarter Results

Fourth quarter revenue reached $17.03 million, a 13% increase over $15.02 million reported for the third quarter of 2004 and a 2% decrease from $17.30 million recorded in the comparable quarter in 2003.

License sales for the quarter reached $4.96 million, a 5% increase from $4.71 million as recorded in the third quarter of 2004 and a 22% decrease from $6.36 million as reported in the fourth quarter of 2003. Application sales in the reported quarter, at $2.65 million, grew 101% from $1.32 million in the third quarter of 2004 and grew 18% from $2.25 million in the comparable quarter in 2003. Revenue from maintenance and support, at $3.48 million, increased 8% from the $3.21 million achieved in the third quarter of 2004 and 22% from $2.85 million as achieved in the fourth quarter of 2003. Revenue from consulting and other services, at $5.94 million, grew 3% from $5.77 as achieved in the third quarter of 2004 and 2% from $5.83 as reported in the fourth quarter of 2003.

In the reported quarter, sales in Europe accounted for 37% of total revenue, while North America, Japan and the rest of the world accounted for 33%, 18% and 12% of total revenue respectively. Compared to the third quarter of 2004, sales in Europe grew 12%, while sales in North America, Japan and the rest of the world grew 11%, 12% and 15% respectively.

Gross profit in the reported quarter, at $10.19 million, increased 10% from $9.30 million as reported in the third quarter of 2004 and decreased 8% from gross profit of $11.11 million as recorded in the comparable quarter in 2003.

Net profit for the fourth quarter of 2004 amounted to $1.71 million (or $0.05 per share), a 128% increase from $0.75 million (or $0.02 per share) as reported in the third quarter of 2004 and a 39% increase from $1.23 million (or 0.04 per share) as reported in the comparable quarter in 2003.

Fiscal Year 2004 results

Total revenue in fiscal year 2004 reached $65.2 million, an increase of 3% over the $63.4 million achieved in 2003.

License sales in fiscal 2004 increased 5% over the $19.7 million achieved in 2003, reaching $20.6 million. Application revenue reached $7.41 million, an increase of 2% over the $7.28 million achieved in 2003. Maintenance and support revenue was $12.56 million, a 16% increase from the $10.85 million reported in the previous year, while revenue from consulting and other services totaled $24.59 million, a 4% decrease from the $25.55 million reported in fiscal year 2003.

Gross profit in 2004 reached $39.69 million, a 1% increase over the $39.25 million achieved in the same period last year.

Net profit totaled $4.09 million (or $0.13 per share), an increase of 33% over a net profit of $3.07 million (or $0.10 per share) in fiscal year 2003.

In fiscal year 2004, sales in Europe accounted for 39% of total revenue, while North America, Japan and the rest of the world accounted for 32%, 18% and 11% of total revenue respectively. Compared to fiscal year 2003, sales in Europe grew 3%, while sales in North America stayed the same and sales in Japan grew 21%.

Menachem Hasfari, CEO of Magic Software Enterprises, said: “I am pleased to report improved results in the fourth quarter, exhibiting growth over the previous quarter in each of our business lines. iBOLT, Magic’s growth engine, has performed well in the quarter and throughout 2004, reaching sales of over $5 million dollars in its first full year of activity. In 2005, a significant part of Magic’s marketing, business development and R&D resources is being targeted towards iBOLT in an effort to fully utilize its market potential. We believe that the upcoming release of the groundbreaking version 2.5 of iBOLT will strengthen our position and ability to compete effectively in the Integration and Business Process Management markets. We are making serious efforts in the area of customer care and customer retention, and our success so far has been reflected in the quarterly increase of 22% and the annual increase of 16% in maintenance and support revenue.”

Hasfari continued: “Our partnership with SAP, relating to a special edition of iBOLT for the SAP Business One product which we announced in November, has begun to open paths into the SAP worldwide partner community. A first installation was completed in Texas, USA, in record time and additional installations in various countries are forthcoming.”

Accomplishments:

The following highlights were announced, or occurred since Magic Software Enterprises' last earnings statement:

Some of the iBOLT deals announced, extended or completed in the reported quarter include:

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Uniq plc, a pan-European chilled foods group, which produces, sells and distributes products for retail grocery chains and food service outlets throughout Europe.

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John Menzies Distribution Ltd, a leading operator in the U.K.’s news industry, distributing newspapers, magazines and periodicals.

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Freud Pozzo from Italy, one of the leading producers in the world of tools for the woodworking industry.

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Superior Court of California, County of San Francisco, for court management applications.

*

NMB Heller NV, a Dutch joint venture between GE Capital Services and the ING Bank, continued development and implementation of Factorlink, an application for the financial sector.

Magic hosted a number of industry events with some of the leading industry experts, analysts and alliance partners (including IDS Scheer) to introduce iBOLT to potential customers and specifically to the Financial Sector.

SAP Partnership highlights:

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Magic signed a Services and Marketing Cooperation Agreement with SAP to introduce a Special Edition of iBOLT for SAP Business One. The Magic/SAP Partnership was the subject of two positive reports by leading analysts from Gartner Group and Forrester Research.

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Magic introduced iBOLT at several SAP Business One partners events and has been well received. Subsequently, SAP introduced Magic to local SAP offices worldwide and joint work has already begun in Europe, Japan and Israel.

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iBOLT Special Edition for SAP Business One has been successfully implemented at a SAP Business One customer, IFCO Systems, a U.S.-based international logistics service provider with approximately 140 locations worldwide.

Conference Call

Magic Software will host a conference call today, Wednesday, February 16th, 2005. The conference call will begin at 10AM EST, 3PM GMT, or 5PM in Israel, to discuss the Company’s fourth quarter and full year financial results. To participate, interested parties should call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 866 860 9642
From US or Canada: 1 866 485 2399
From Israel: 03 918 0610
All others: +972 3 918 0610

Callers should reference the Magic Software fourth quarter and annual 2004 results earnings conference call.

A replay of the conference call will be available approximately 48 hours after the call ends, and will be available for three months, at http://www.magicsoftware.com/investors.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, Web site - www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Balance Sheets (US Dollars in Thousands)
	December 31, 2004	December 31, 2003
Assets
Current assets
Cash and cash equivalents	$7,580	$13,581
Short term marketable securities	5,223
	12,803	13,581
Accounts receivable
Trade receivables	20,543	19,725
Related parties	43	48
Other receivables and prepaid expenses	3,767	3,221
Inventory	433	188
Total current assets	37,589	36,763

Severance pay fund	2,033	1,781
Long term receivables and investments	388	379
Fixed assets, net	7,540	7,855
Goodwill	21,762	20,776
Other assets, net	10,973	10,246
Total assets	$80,285	$77,800

Liabilities
Current liabilities
Short-term bank debt	$2,208	$2,368
Trade payables	2,920	3,249
Accrued expenses and other liabilities	12,216	14,348
Total current liabilities	17,344	19,965

Long-term loans	109	288
Accrued severance pay	2,455	2,166
Minority interests	830	1,457

Shareholders' equity
Share capital	826	805
Capital surplus	106,299	104,685
Treasury stock	(5,875)	(5,773)
Accumulated deficit	(41,703)	(45,793)
Total shareholders' equity	$59,547	$53,924
Total liabilities and shareholders’ equity	$80,285	$77,800

Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended December 31,		Twelve Months ended December 31,
	2004	2003	2004	2003
Revenues
Software sales	$4,961	$6,361	$20,614	$19,712
Applications	2,649	2,252	7,408	7,277
Maintenance	3,477	2,852	12,555	10,853
Consultancy & other services	5,944	5,830	24,590	25,548
Total revenues	$17,031	$17,295	$65,167	$63,390

Cost of revenues
Software sales	$1,769	$1,546	$6,462	$5,105
Maintenance	805	674	3,199	2,580
Consultancy & other services	4,271	3,966	15,818	16,454
Total cost of revenues	$6,845	$6,186	$25,479	$24,139

Gross profit	$10,186	$11,109	$39,688	$39,251

Research & development, net	1,036	1,385	3,845	4,775
Sales, Marketing, General and administrative expenses	7,849	7,813	30,778	29,087
Depreciation	399	415	1,763	1,727
Operating income (loss)	$902	$1,496	$3,302	$3,662

Financial income, net	1,023	108	912	307
Capital loss		8		42
Income (loss) before taxes	1,925	1,596	4,214	3,927
Taxes on income		106	281	230
Income (loss) before minority Interest	214	1,490	3,933	3,697
Minority interests in income (losses) of subsidiaries	5	224	(78)	594
Equity gain (loss)	6	(36)	79	(36)
Net income	$1,712	$1,230	$4,090	$3,067

Earnings (loss) per share, basic and diluted	$0.05	$0.04	$0.13	$0.10
Basic weighted avg. shares outstanding (000’s),	31,187	29,947	31,031	29,624
Diluted weighted avg. shares outstanding (000’s)	31,982	31,319	32,428	30,533

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: February 16, 2005